Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Demonstrates New

Cloud Platform

Addresses Critical Needs of

Large, Underserved SME Market

TAIPEI, Taiwan, December 18, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) today provided a preview of the company’s new, self-developed GigaCloud platform, demonstrating a bundle of new products at an event in Taipei that was attended by the media, industry professionals and potential partners.

GigaCloud is an integrated platform of cloud-based tools and services for SMEs – a simple, efficient way for SMEs to outsource their critical IT needs and upgrade their business with technology that provides cost savings, productivity improvements, and flexibility.

“We are delighted to unveil our cloud offerings and begin educating the market on the benefits our services will provide,” stated GigaMedia Chief Executive Officer Collin Hwang. “Many SMEs rely on legacy IT and communications systems and have no in-house IT support; they need flexible, mobile and affordable technology solutions that leverage the Web to improve their business, which is driving a global migration to new cloud solutions.”

“Our bundled solutions will allow SMEs to get their businesses online and collaborating faster, delivering significant productivity gains and dramatically lowering telecommunications costs,” stated CEO Collin Hwang.

Traditional communications systems cost thousands of dollars to set up and maintain and costs vary monthly. GigaCloud eliminates the need for complex hardware, lengthy installation, and technical support, providing SMEs with the power and flexibility of advanced communications systems that are simple, affordable and accessible in and out of the office.

GigaCloud will initially include the following bundle of services:

•	Cloud-based PBX services that greatly lower telecom costs and increase quality and flexibility, including unlimited local and reduced rate domestic and international long distance service;

•	Cloud storage for file and data editing and sharing anywhere, anytime;

•	Cloud faxing with Web-based transmission and storage making faxing simple and mobile;

•	Video surveillance, including a Web cam that will allow for off-site monitoring; and

•	Cloud leasing, including leasing of cloud services and related hardware that will provide SMEs an affordable way to grow.

Cloud services for SMEs in Taiwan and China is a largely untapped opportunity and lags the US in adoption. There are over one million SMEs in Taiwan and strong growth of cloud services regionally is forecast, driven by SMEs.

To help penetrate the market, product launch is planned in strategic partnership with Taiwan-based Chailease Holding Co Ltd to capitalize on the firm’s large SME customer base. Chailease is Taiwan’s number one leasing company with approximately 42 percent market share. The firm has a wide product offering, including financial services, leasing, and installment sales and serves approximately 15,000 SMEs in Greater China.

GigaMedia plans to expand the scope and reach of its services through additional strategic channel and technology partnerships going forward.

Launch of GigaCloud is scheduled for March 2013.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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